Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

Janice A. Dobbs
Corporate Secretary
(405) 552-7844
September 19, 2007
Via Edgar and Facsimile (202) 772-9220
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Mellissa Campbell Duru

Re:	Devon Energy Corporation Definitive 14A Filed April 27, 2007 File No. 001-32318
Dear Ms. Duru:
This letter is to confirm our telephone conversation today regarding a request for an extension of time to respond to the comments contained in your letter dated August 21, 2007 regarding the above-referenced definitive proxy statement. As we discussed, the travel schedules of our senior executives have not permitted them time to review the responses to the comments.
We very much appreciate your consent to extend the comment response time to Friday, October 5, 2007.
Sincerely,

/s/ Janice A. Dobbs

Janice A. Dobbs
Corporate Secretary
xc:     J. Larry Nichols, Chairman and CEO